Morgan, Lewis & Bockius LLP                                         MORGAN LEWIS
1701 Market Street
Philadelphia, PA  19103-2921
Tel: 215.963.5000
Fax: 215.963.5001
www.morganlewis.com


July 31, 2015


VIA EDGAR


U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re:     The  Community  Development Fund: Initial Registration Statement on Form
        N-1A  (File  Nos.  033-   and 811-23080)
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Ladies and Gentlemen:

On behalf of our client, The Community Development Fund (the "Trust"), we are filing the Trust's initial registration statement on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended. The Trust consists of one series: The Community Development Fund.

Please contact me at (215) 963-4969 should you have any questions or comments.

Sincerely,

/s/ John J. O'Brien
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John J. O'Brien, Esq.